December 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	BioCardia, Inc. Registration Statement on Form S-3 (File No. 333-268862) Acceleration Request Requested Date: Thursday, December 22, 2022 Requested Time: 4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

[Signature page follows]

Securities and Exchange Commission

December 20, 2022

Sincerely,
BIOCARDIA, INC.
/s/ Peter Altman
Peter Altman
President and Chief Executive Officer

Enclosures

cc:	David McClung, BioCardia, Inc.
Michael J. Danaher, Brian Dillavou, and Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.